UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

SALE OF TORO ASSICURAZIONI

The Board of Directors of Fiat met today under the chairmanship of Umberto Agnelli to examine and evaluate the binding offers presented for the purchase of one hundred per cent of Toro Assicurazioni.

The Board decided to accept the binding offer presented by the De Agostini Group.

The value of the transaction is 2.4 billion euros for the whole stock of the company, including all equity investments.

Exclusive negotiations for the final agreement will begin in the next few days while the closing, subject to legal requirements, is scheduled to take place within the end of June.

Today’s transaction is part of the program implemented by the Group to reinforce its financial position.

The sale of Toro Assicurazioni will cut the Group’s net debt by about 1.4 billion euros and generate a capital gain of approximately 350 million euros.

Toro Assicurazioni is the third-largest Italian insurance group with over 3,000 employees. Active in all segments of the business in Italy and abroad, in 2002 it earned premiums for 5.2 billion euros and reported an operating income of 147 million euros.

Turin, March 22, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 22, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney